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                       [LOGO OF SUMMIT CARE CORPORATION]

                               February 13, 1998

To Our Shareholders:

  We are pleased to inform you that on February 6, 1998, Summit Care Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Fountain View, Inc. ("Parent"), FV-SCC Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Parent, and Heritage Fund II, L.P., pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to acquire all of the issued and outstanding shares of the Company's common stock, no par value per share (the "Shares"), for $21.00 per Share, net to the seller in cash. Under the terms of the Merger Agreement, as soon as practicable after consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the "Merger") and each remaining Share which is then issued and outstanding will be converted into the right to receive $21.00, net to the seller in cash (or any higher price that may be paid in the Offer), without interest.

  THE BOARD OF DIRECTORS OF THE COMPANY, ACTING ON THE UNANIMOUS RECOMMENDATION OF THIS SPECIAL COMMITTEE, BY THE UNANIMOUS VOTE OF ALL DIRECTORS PRESENT (WITH WILLIAM C. SCOTT, WHO, UPON THE CONSUMMATION OF THE MERGER, WILL BECOME CHAIRMAN OF THE BOARD, AN EXECUTIVE OFFICER AND A SHAREHOLDER OF PARENT, ABSENT DURING THE VOTE), (A) HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS OF THE COMPANY, (B) HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (C) RECOMMENDS ACCEPTANCE OF THE OFFER BY SHAREHOLDERS OF THE COMPANY.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Offer to Purchase, dated February 13, 1998, of the Purchaser and the Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Donaldson, Lufkin & Jenrette, the Company's financial advisor, that the $21.00 per Share to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such shareholders. The full text of the written opinion of Donaldson, Lufkin & Jenrette, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached as an annex to the Purchaser's Offer to Purchase and shareholders are urged to read such opinion in its entirety.

  In addition to the attached Schedule 14D-9 relating to the Offer and the Offer to Purchase are related tender offer materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.

                                          Sincerely,

                                          /s/ Gary L. Massimino

                                          Gary L. Massimino,
                                          Chairman of the Special Committee
                                          of the Board of Directors